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                                                                  Exhibit (a)(9)


AMWAY COMMUNICATIONS TO DISTRIBUTORS
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         VEHICLE:    E-MAIL: MESSAGE (BELOW)
                     AND 2 NEWS RELEASES (TO BE ATTACHED)
         Audience:   Pin Emeralds & above
         Date:       Monday, Nov. 15, 1999

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[subject box:]
ANNOUNCEMENT FROM S. VAN ANDEL & D. DEVOS

[text:]

We wanted to communicate with you about this important announcement.

The Van Andel and DeVos families are publicly announcing their intention to make a cash tender offer for the shares of common stock of Amway Japan Limited and Amway Asia Pacific, Ltd. that are not currently owned by the families. For more information about this offer, please see the accompanying official news releases.

We recognize that this decision probably came as a surprise to you, and for some investors a disappointment. It is important everyone understands that this offer is the result of a strategic business decision. While this announcement might seem to be relevant only to the shareholders of Amway Japan Limited and Amway Asia Pacific, Ltd., this strategic decision and the bigger picture of where Amway is headed in the 21st century are of vital importance to all Independent Business Owners.

THE OFFER
Let's focus first on the tender offer itself.

This is a fully financed offer at a full and fair price. The shareholders will be offered a substantial premium, in cash, to the current share price. In fact, the offer price is higher than the 52-week high prices of either company.

These offers have been approved by the independent members of the AJL Board and the AAP Board. The Boards retained Goldman, Sachs & Co. as independent financial advisor and Cleary Gottlieb as independent legal counsel. Morgan Stanley Dean Witter and J.P. Morgan are acting as global advisors to the families, and Jones Day provided legal counsel to the families with respect to the tender offer.

THE FUTURE
Let's now focus on what this means to the Amway business in Asia and worldwide.

With this offer, the DeVos and Van Andel families are increasing their commitment to Amway's Asian businesses. In fact, this commitment follows several other major

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commitments in recent years, which include $300 million for a new headquarters building in Tokyo, Japan, $200 million for a new distribution center in Hachioji, Japan, and $20 million to upgrade the manufacturing plant in Guangzhou, China.

From a broader perspective, this strategic decision was made to give Amway the flexibility it needs to succeed in the rapidly changing global marketplace.

Amway has a new, clear, powerful Vision statement for its future: helping people live better lives. Whether one is an IBO building a business, an Amway employee building a career, or a consumer using our products, it is our Vision to help people live better lives. This statement reflects a more encompassing Vision than we had before it truly reflects the diverse nature of what Amway means to all our various audiences.

This offer will allow Amway to take major steps toward achieving that Vision. Specifically, it will allow us to accelerate realignments in the financial and operational areas of our business under a single, global corporate structure - realignments that would be difficult to do under the current structure of public and private Amway companies.

The realignment enabled by this transaction will also help Amway customize its support for individual markets, allowing the company to better meet the needs and priorities of each unique market, especially North America.

THE COMMUNICATIONS
Amway is informing IBOs about this offer in a number of ways. In addition to this e-mail, Emeralds and above will receive information via an Amvox and fax. A mailing is being sent to Platinums and above. ABN will provide information online, as will the Web site for Amway Japan (www.ajl-amway.com) and the Web site for Amway Asia Pacific (www.aap-amway.com). Shareholders, of course, will also receive detailed information.

As Amway celebrates its 40th anniversary, we believe this business is poised for incredible growth in the 21st century. With the recent launch of Quixtar and IMC, and the continued launch of outstanding, new products such as MAGNA BLOC(TM) anD OCeaN ESSENTIals(TM), this business has only scratched the surface of what can be achieved around the world. We're confident that this offer will enable us to make the kinds of changes and commitments which will play an essential part in strengthening the foundation for success already in place.


              Steve Van Andel           Dick DeVos



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